SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 October 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 07 October 2024
99.2	Transaction in Own Shares dated 08 October 2024
99.3	Transaction in Own Shares dated 09 October 2024
99.4	Transaction in Own Shares dated 10 October 2024
99.5	Transaction in Own Shares dated 11 October 2024
99.6	Transaction in Own Shares dated 14 October 2024
99.7	Transaction in Own Shares dated 15 October 2024
99.8	Transaction in Own Shares dated 16 October 2024
99.9	Transaction in Own Shares dated 17 October 2024
99.10	Transaction in Own Shares dated 18 October 2024

Exhibit No: 99.1

07 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	04 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 81.5800

Highest price paid per share:	£ 83.5000

Average price paid per share:	£ 82.7690

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,296,182 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0767H_1-2024-10-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 04 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 83.5000
Lowest price paid (per ordinary share)	£ 81.5800
Volume weighted average price paid(per ordinary share)	£ 82.7690

Exhibit No: 99.2

08 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	07 October 2024

Aggregate number of ordinary shares purchased:	9,898

Lowest price paid per share:	£ 82.7200

Highest price paid per share:	£ 84.0600

Average price paid per share:	£ 83.5555

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,286,284 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2569H_1-2024-10-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 9,898 (ISIN: GB00BHJYC057)

Date of purchases: 07 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	9,898
Highest price paid (per ordinary share)	£ 84.0600
Lowest price paid (per ordinary share)	£ 82.7200
Volume weighted average price paid(per ordinary share)	£ 83.5555

Exhibit No: 99.3

09 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	08 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 82.8200

Highest price paid per share:	£ 83.4800

Average price paid per share:	£ 83.2306

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,276,284 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4405H_1-2024-10-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 08 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 83.4800
Lowest price paid (per ordinary share)	£ 82.8200
Volume weighted average price paid(per ordinary share)	£ 83.2306

Exhibit No: 99.4

10 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	09 October 2024

Aggregate number of ordinary shares purchased:	9,832

Lowest price paid per share:	£ 83.5800

Highest price paid per share:	£ 84.6400

Average price paid per share:	£ 84.1515

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,266,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6153H_1-2024-10-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 9,832 (ISIN: GB00BHJYC057)

Date of purchases: 09 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	9,832
Highest price paid (per ordinary share)	£ 84.6400
Lowest price paid (per ordinary share)	£ 83.5800
Volume weighted average price paid(per ordinary share)	£ 84.1515

Exhibit No: 99.5

11 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	10 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 83.8200

Highest price paid per share:	£ 84.3600

Average price paid per share:	£ 84.1479

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,256,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7848H_1-2024-10-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 10 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 84.3600
Lowest price paid (per ordinary share)	£ 83.8200
Volume weighted average price paid(per ordinary share)	£ 84.1479

Exhibit No: 99.6

14 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	11 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 83.3200

Highest price paid per share:	£ 84.5400

Average price paid per share:	£ 84.0683

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,246,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9601H_1-2024-10-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 11 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 84.5400
Lowest price paid (per ordinary share)	£ 83.3200
Volume weighted average price paid(per ordinary share)	£ 84.0683

Exhibit No: 99.7

15 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	14 October 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 84.1800

Highest price paid per share:	£ 84.8600

Average price paid per share:	£ 84.6255

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,236,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1399I_1-2024-10-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 14 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 84.8600
Lowest price paid (per ordinary share)	£ 84.1800
Volume weighted average price paid(per ordinary share)	£ 84.6255

Exhibit No: 99.8

16 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	15 October 2024

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	£ 84.1800

Highest price paid per share:	£ 85.6800

Average price paid per share:	£ 84.8137

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,235,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3192I_1-2024-10-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,000 (ISIN: GB00BHJYC057)

Date of purchases: 15 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,000
Highest price paid (per ordinary share)	£ 85.6800
Lowest price paid (per ordinary share)	£ 84.1800
Volume weighted average price paid(per ordinary share)	£ 84.8137

Exhibit No: 99.9

17 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	16 October 2024

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	£ 85.2200

Highest price paid per share:	£ 85.9000

Average price paid per share:	£ 85.5013

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,234,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5058I_1-2024-10-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 1,000 (ISIN: GB00BHJYC057)

Date of purchases: 16 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	1,000
Highest price paid (per ordinary share)	£ 85.9000
Lowest price paid (per ordinary share)	£ 85.2200
Volume weighted average price paid(per ordinary share)	£ 85.5013

Exhibit No: 99.10

18 October 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 October 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	17 October 2024

Aggregate number of ordinary shares purchased:	3,000

Lowest price paid per share:	£ 85.2800

Highest price paid per share:	£ 86.1600

Average price paid per share:	£ 85.7765

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,231,452 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6804I_1-2024-10-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 3,000 (ISIN: GB00BHJYC057)

Date of purchases: 17 October 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,000
Highest price paid (per ordinary share)	£ 86.1600
Lowest price paid (per ordinary share)	£ 85.2800
Volume weighted average price paid(per ordinary share)	£ 85.7765

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	18 October 2024